Sandeep Mathrani

Bank of America, NDR analyst call

Filed by BowX Acquisition Corp.

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

of the Securities Exchange Act of 1934

Subject Company: WeWork Inc.

Commission File No. 001-39419

Sandeep Mathrani:

Just wanted to sit back and say that, you know, I joined, WeWork in February of 2020 - which was a fine time to take over a business focused on commercial office space - and I took it over for four reasons at the time. One is WeWork is synonymous with flexible space and what flexible space means today is very different than what it meant and what was on people’s minds at least a year ago. It focuses tremendously on enterprise and SMB. It has a great balance sheet. When I took over a year ago, it had $4 billion in liquidity on its balance sheet. And three and four a real estate 101 turn around, which is effectively, how do you right size a real estate portfolio and how do you streamline the organization?

Sandeep Mathrani:

So infamous last words, I thought this would not be a very hard turnaround. And the reason I, made that comment was if I studied WeWork for years, which I have done from the outside, it never had an issue of demand, never had the issue of growing revenue. It had an upside down cost structure. So the point was, if you could correct the cost structure, this company was poised to win. Q1 last year revenue stands at a billion dollars. Q2 was $900 million. So in my mind, if one could bring the cost structure down to that three and a half, $4 billion a year from five and a half to $6 billion, which is where it was, at a 65, 70% occupancy, the company would break even. So that’s the task.

Sandeep Mathrani:

We went down 2.2 over the last 12 months. COVID accelerated those plans because obviously you could do the right-sizing at a much faster clip during a pandemic. And effectively, we were able to bring our cost structure down to that $3.5, $4 billion by cutting almost $2 billion of costs out of the system. So we feel in a really good position as we begin to rebound, coming out of the pandemic for full flexible office space. So with that, I’m actually going to turn it back to you, Jamie and Jeff, to ask questions, and I’m certain I could keep talking for an hour and then we would have no questions to ask. So might as well keep this interactive.

Jamie Feldman:

Hey, thank you. Just a reminder as with all of our events, we do want this to be interactive. So if you have questions you’d like to ask, please feel free to raise your hand on Zoom, or you can email me Jeff or Elvis, and we’ll try to fit those in. I’m going to turn the conversation over to Jeff now to get us started.

Elvis Rodriguez:

Thanks, Jamie. And you can also Bloomberg chat any of us if that’s easier and again, Sandeep, good to see you again, thanks for the opening remarks. And the quick video. It is interesting that you left the mall space for this sector. I guess, just to ask, you know, was there anything in particular, or did you feel that you had accomplished your goals there and this was the next challenge? Or, as you said, you know, you were looking out and you were watching WeWork from the outside and you simply thought this would be a good turnaround?

Sandeep Mathrani:

Yeah. Obviously when I finished with selling GGP to Brookfield in 2018, there was going to be a 12 to 18 month transition period. So that sort of came to an end Jan 31st of last year. I did feel that I wanted to do one more fixer upper, if you will, and you know, I thought about WeWork in November, then it actually imploded in November of 19, and I said “would this be something I’d be interested in putting my hands into? And then, of course they hired two co-CEOs. And I felt that opportunity had passed, although I think at the time, in November, I thought how often do you get to, you know, fix a brand.

Sandeep Mathrani:

And if you believe in the business model, you know, how can you do that? So actually I wasn’t really looking to do WeWork because I actually thought they had CEOs, and I was actually asked to meet with Marcelo Claure, who was, and still is, the executive chairman of WeWork to serve the board of WeWork. And I thought that may actually be quite interesting to be on the board and that soon unraveled into being a CEO role. Like I said, I took it on, because it was synonymous with flexible space and did have a good balance sheet, so I thought I had enough runway because you need a lot of liquidity to turn around large companies. I had the same situation at GGP. We had a good balance sheet when we came out of bankruptcy and it gave me the runway to turn the business around and I felt we had enough liquidity to turn the business around. And so far we’ve been correct on that aspect.

Elvis Rodriguez:

Thanks Sandeep, like I said, that does turn to our first question. I think your comments tie into it well. When we were trying to sit back and think about when you started versus now, I guess, what have you been pleasantly surprised about and what were some of the biggest challenges or negatives that you had to tackle right away?

Sandeep Mathrani:

So Jeff, you know, when you’re sort of sitting from the outside in, and you always look to this business to be a very short term business with long-term liabilities, and in a short term business, want the income be sticky, but that is the first question that arises. Is it more like a hotel business? Is it more like an apartment business? Or is there something in the middle? And if you actually think about where we are, you know, the income did drop from the first quarter to the fourth quarter, but I actually think it was a lot stickier than I would have imagined, and as you sort of dig deeper below the hood, the reason it’s a lot more sticky is this business went in 2015 from a month to month leasing business to the average lease term of about 15 months.

Sandeep Mathrani:

And as a matter of fact of the pandemic, the average lease terms have actually gotten to well above 20 months. So it’s no longer a month to month leasing business and, you know, like I said, it sort of duplicated safe residential apartment business more than anything else. So I was a little surprised how sticky the income was. I thought it would have dropped a bunch more precipitously than it did. My instincts were the SG&A of this company was bloated, the way we operate our properties was inefficient, and of course there was this 80 20 rule on the real estate turned out to be right. And again, a lot of parallels to GGP, you know, at GGP also, we got SG&A from 450ish million dollars to 160 or something like that. So cut by almost 60, 70%. People forget that, but we did streamline the way we operated our properties at GGP. So very similar here, you know, we took the peak Q4 2019 SG&A of about $1.9 million and we reduced it by $1.1 billion, so way down and rounded is about $800 to $850 million today. And we accomplished that during the pandemic. Two is, you know, same thing on the side, pretty excited. We were able to get 400 million in expenses And on the business side we’ve done close to 250 in at lease modifications or exits saving about a couple of hundred million dollars a year in rent. So all in, we’ve saved 1.7, 1.8 billion and are on a path to 2 billion dollars of savings. So I would sit back and say this income was sticky, and there was no surprise as to the ability to streamline the company, and we were able to do that, but obviously during the pandemic.

Elvis Rodriguez:

Has it been more or less challenging than when you first started at GGP? And I would imagine a lot of the investors on the call remember, you know, where GGP was and what you did there.

Sandeep Mathrani:

You know, it’s an interesting question. I’ve thought about it often, and there’s one big difference. When I took over GGP, we were coming out of the great recession. So one thing for sure, there was wind behind your back. People were going back to shopping and as much as e-commerce was a big thing, physical retail was still, at least in 2011, big and I think over 90% of all sales were still brick and mortar in 2011. So there was wind behind your back and there was momentum. So I would sit back and say, this is a little bit more difficult because this is like taking over in 2009 and waiting for 2011, right, so I took over effectively in the eye of the storm, if you will, and did all the things I did at GGP from 2011 to 2013 rather than 2020. So that’s sort of the only difference that during the bankruptcy at GGP, all the changes that should have happened, did happen, and they happened post coming out here. If you could think about being in the eye of the storm, you know, we’ve made those changes. So I sort of feel that 2021 feels a lot more like 2011, where finally the wind is behind our back and we have momentum, but for the last 12 months, I would say it was different.

Elvis Rodriguez:

Very interesting. And maybe just one more on that as, again, it’s very interesting. The different CEO roles that you took over, who has been harder to replace so far, both CEOs had a big presence at their firms. I don’t know if you can answer that question.

Sandeep Mathrani:

Well, that’s a good question. I actually would sit back and say that both companies were ready for change, to be honest with you. You know at both companies, actually, I took the approach of, I would speak often to a gentleman by the name of Hubert Joly who was CEO of Best Buy and took over at pretty much the same time I took over a GGP to turnaround Best Buy, and obviously he was behind the storm, and you know, I took his approach of engaging past CEOs in conversation. I remember speaking to John Bucksbaum often and, you know, have maintained a good relationship with him throughout the process. It’s the same here, you know, I’ve maintained my relationship with Adam Neumann. I think he actually did create something that was pretty spectacular, and did create a place to disrupt the way work is. He didn’t anticipate a pandemic whereby his creation would have more value, but flexibility would have a lot more value you know, in this environment. So I have maintained a relationship with them, but I think from an organization perspective, both organizations were ready for change. And I think both organizations wanted someone in the role who has the experience to guide it to profitability because there’s passion in both companies to win. So, I don’t think I had a situation where you might have normally thought about me coming into WeWork because I hadn’t had you know, a bigger profile, but at least from an employee perspective it hasn’t really come up in any way and I’ve maintained my relationships with them.

Jamie Feldman:

Thank you. And thanks for your thoughts Sandeep. Maybe to just think about the business at hand or the, you know, the business you guys are running. Can you talk about how you think the flexible office business will be different coming out of the pandemic and what does the tenant demand profile look like today?

Sandeep Mathrani:

So the total addressable market, the TAM, for flexible office space pre-pandemic was about 3% and conservatively, I think on the low end CBRE project 13.5%, and then during the pandemic and post-pandemic, I think JLL put a report out that the flexible office, will be 30% of the market. So from my perspective, with this 13.5% or 30%, it’s still a 4-10x multiple relative to where it sits today. So one thing is that flexible office space was already on the rise, but I think today it’s top of mind for every CEO, I think for the last 12 months, there has not been another conversation at the CEO level, the CFO level, the CHRO level, other than going back to work.

Sandeep Mathrani:

I think flexibility is a very important element of people’s return to work. Every enterprise client will tell you that 10 to 20% of their portfolio will be flexible going forward, and many companies would tell you that they wish they weren’t in a position to have signed a long-term tenure deal, because the way of working has evolved. So the only good thing about that is flexibility is sort of here to stay. To answer your question about the types of tenants, you know, we started to see demand sort of slowly creep back in over the last few months. It started off in Asia in the fourth quarter moving to Europe when Europe sort of opened up and then finally finding its way to America, March of this year and April of this year.

Sandeep Mathrani:

So as we’ve seen demand start, it was SMB who drove the demand which again is a very critical part of a flexible business. Effectively, small companies have taken it that they cannot stay home for work forever. They need to collaborate, innovate, build a culture of mentors more than large corporations may have. So up to this point, it’s been probably 60% or so SMB 40% enterprise, but starting in April we started to see the shift back towards 50-50, where enterprise is now accelerating as vaccinations have accelerated in America. So the demand for enterprise has come back at a very rapid pace and the beauty of our businesses, you know, is we can sign a lease on a Friday and we can have that space to them in 30 days on June 1st and they can open by July 1st. So that sort of speed of execution that we’re seeing from beginning to end on, on a two or three year term for a turnkey solution is dramatic. So to started with SMB and it’s now pivoting to enterprise.

Jamie Feldman:

Would you say there’s specific markets where the pandemic changed the demand most and you know, we’ll see it just a different fundamental picture going forward and how flexible office fits in.

Sandeep Mathrani:

You know, I think everyone likes to make this commentary on people you know, going to these secondary and tertiary markets. I just wanted to remind people that there’s not enough scale and secondary and tertiary markets to really effectuate it. Austin, Texas took a decade before it became you know, a popular place to go. So as much as, yes we can show you markets like Miami, where we’re 90% occupied already, or you know Dublin is 86% occupied, or Munich is 90% occupied already. In a pandemic, we reached high occupancies in 33 markets globally. But I wilI sit back and say that certain large markets are continuing to start to see the revival and, I will continue to try. London is still at the center of all the activity in the UK at scale. New York in the month of March was the first time we went, what we call net desk positive, which means we gained more members than we lost.

Sandeep Mathrani:

So even a place like New York is starting to see tremendous rebound. So, the smaller markets are doing well, but they are very small in scale. And if there’s going to be a push and Miami needs to be the tech hub, the future tech hub, it’s going to be a 10 year investment in infrastructure, office buildings, schools. So I think the mayor’s done a great job, an amazing job as he’s a pretty amazing gentleman. But there needs to be a ten year push to make it really have an impact. So I think it’s going to be very slow, but you will see in cities like New York, I’m still pretty bullish on.

Elvis Rodriguez:

Sandeep, sorry, just a quick question on where the demand is coming from. So like the type of tenant. So like, let’s say tech firms versus law firms versus consulting. So which businesses both on the SMB side and enterprise side, are you seeing the demand from today versus, you know, what you were seeing two to three months ago?

Sandeep Mathrani:

Actually, for us, it’s been pretty similar and straightforward. The SMB side has been all sorts of businesses, whether it be, you know, architects, whether it be, small businesses of every type and coloring, you know, and when you get into the enterprise clients as a matter of fact, we catered to, you know, the, the larger clients at scale, you know, the Googles, the Amazons, the Netflixs, the Microsofts at scale, and they continue to grow within our portfolio at scale. The new tech companies I would sort of say, sit back and say, have been driving demand in the last 90 days. Whether it be ByteDance, whether it be Klarna Credit, whether it be, Current, which is a fintech company in New York, or Qonto, a fintech company in France. So those companies that are growing astronomically and we’ve become sort of their perfect foothold, because they don’t know how fast they’re going to grow.

Sandeep Mathrani:

And effectively they are hiring at a clip of a hundred people a month. And so they become sort of a natural choice. We become a natural choice for them because you can create your corporate headquarters with us and you can continue to grow. But also as you know, I mean, you’ve seen it publicly. So once anything you haven’t seen publicly companies like Deloitte gave up their space, their main regional office space in Manchester, UK and came into a WeWork and they’re doing that in multiple locations. So what you have is growth companies that are growing at a rapid pace, and that’s everything from the small fintechs to the larger tech companies. But then you have the traditional companies looking to downsize and we become a viable option for them before they can fully appreciate what the future of work really looks like. The one last thing I’ll sit back and say is that, you know, when you come out of the pandemic - and we talked a little bit about this de-densification - a lot of companies haven’t designed their spaces to amiably de-densify a location. And the one thing that WeWork has done right, is it’s actually created environments where we can de-densify and densify fairly easily because of the kind of furniture that we’ve deployed into our properties. So it’s across the board, to be honest with you.

Elvis Rodriguez:

Sandeep, if I could just go back to markets, it seemed like one of the mistakes made was growth, maybe growing too fast, lots of markets. Can you just confirm or clarify, I guess, you know, from where you sit today, where do you, where do you see what’s your main focus, your, your markets? Is it U.S.? Is it global? And then in the U S at least, let’s say for the next five years, maybe there is a 10 year view, but the next three to five years, where do you see the key market positioning?

Sandeep Mathrani:

So you’re absolutely right I mean the company in 2018, 2019 grew at any cost, right? I mean that was just sort of what they did. They grew very fast in certain markets, maybe saturated in certain markets on the negative. On the positive, they also entered, or WeWork also entered into secondary markets like Nashville, Austin, Denver, Miami, Charlotte, Birmingham, Manchester, you know, just a whole bunch of, I used the word secondary markets and that sort of gives us a foothold there. So the way we look at it is, you know, by the end of the second quarter, hopefully the rationalization of our real estate portfolio will be complete. We’re near complete now. Okay, we’ll be absolutely complete. And from that point on the way I look at it over the next 12 months, it’ll be stabilizing occupancy and these properties.

Sandeep Mathrani:

And if you stabilize occupancy and you get into that 80, 85% occupancy essentially you get back to that sort of five-ish billion dollars of revenue, giving us about a billion dollars of free cash flow. Again, we’ve been at 80, 85% occupancy throughout WeWork’s tenure except for the pandemic. So I think my near term focus, you know, over the next 12 months is to focus on what I have and stabilize it. The secondary aspect of it is to build the all access product, which is our digitization of real estate, where you can find a subscription and visit any one of our properties, which has been highly successful. We have over 15,000 members in that aspect. And the third aspect is what I’m getting to is, you know, do we get into an asset light business which will be more management agreements, joint ventures and which we’ve already done even though we don’t talk about it quite a bit, but how do we grow that business? And in growing that third part of the business, you know, which of the markets we look at, I would say the big markets, you know, they there may be strategic growth areas in certain pockets, if you will, but I would say the big cities whether it be the London’s the Paris’s, the New York’s Boston’s, Washington DCs, Chicago, LA San Francisco. I think we are in pretty good shape at least for the next three to five years. Like I said, you might see pockets and you might see us open new stock where we’ve already signed leases two years ago, but not a good way of doing anything new in any form of scale in those markets.

Sandeep Mathrani:

We might focus on the boroughs of New York city we think are underserved like Brooklyn, you know, we still still believe it’s underserved, but yes, we will look a lot more if the secondary markets, you know, continue to grow Nashville, grow Charlotte, grow Raleigh-Durham, grow Miami, grow Munich in Europe, grow Manchester. So, I think there’s enough growth areas, and by the way, they may be even smaller markets in the US as we start to see enterprise demand going, We are slightly different than our peers in a way, because our average size of a location is about a hundred thousand square feet and we can accommodate about a thousand people, our peers generally about 35,000 square feet.

Sandeep Mathrani:

So we compete with them for 15,000 square feet or less, but 15,000 square feet to 100,000 square feet, if you’re looking for a flexible provider WeWork is the only place to provide flexibility, or you go to the subleased pocket, right? Or you go to a direct lease market, but if you’re looking for short-term two-year lease, it’s hard to make the investment for a two year lease. And then we are a turnkey solution, so when I talk about that, I look at the small markets that we don’t want to pursue unless we can build an operation of scale in a market, right? If you can’t build out a hundred thousand square feet in the market in one or two buildings, then we don’t want to be there because for us, our businesses is trying to get 50, 60% enterprise and 30, 40% small, medium businesses. But again, like I said to you, the TAM is quite large and going to go from 3% to 15 to 30%. So I think in the near term, the next 12 months, stabilize your portfolio and thereafter start looking at certain pockets of primary markets, but predominantly secondary markets but then once you can grow and scale, then we’re Charlotte, you know, versus Oklahoma, or Provo, Utah. That’s not where we want to go.

Elvis Rodriguez:

Okay. Just thinking back to the original questions Sandeep and challenges, you know, just you did mention culture and I keep thinking about you’ve kept the name of the company WeWork, and a lot of it was built around the culture. How have you been able to get people to buy into your plan? I know you’ve mentioned a lot of cost cuts. I assume there’s been turnover, turnover in leadership, but what about culture? How are you changing things?

Sandeep Mathrani:

So, you know, I mean, you may remember Jeff and I was at, at GGP, I was a big believer that culture eats strategy for breakfast. I was a big believer of core values. And I remember going through a whole process of getting the core values and getting that instilled into the entire organization. Very often people would ask me, what do you want to be remembered for at GGP? And I would say having a good culture. Okay, now most people are telling me the only thing people remember about you is you sold the company at the right time. So of course they forgot how important it was to build culture. Gosh, you just smile. So same thing here, right? I am a big believer of culture, right? So, you know, we spent the last 12 months coming up with our core values with setting those core values and disseminating them into the organization.

Sandeep Mathrani:

And as a matter of fact, I said to you, I think the WeWorkers are very loyal and they are hardened through thick and thin actually much like GGP employees were and the colleagues there. And in fact, they want to see the company win and for them to be able to see light at the end of the tunnel today they’re like, you know, fist bumping each other. So, you know, success breeds an entire level of change, if you will. And I think they were ready to see a company where they can actually be proud to be a part of it and sit and watch it be profitable. So, you know, it’s been sort of easier once you provide direction, you provide transparency, you over communicate with your colleagues and you inform them how culture’s important to you.

Sandeep Mathrani:

You know they’ve become believers and they also realized that I really focused on culture, not only for namesake, but actually putting it into action and to them, that sort of solves their issue in the sense that you do believe in core values and that carries the day. So I was able to sit back and say that, that you know, I always answer this question myself, when I got two people sitting on two sides of me, Chandler’s been with the company for five years… did you come in straight out of school? No. Okay. I thought you came out of school but maybe not. She had a job before and of course Ben’s been here three years. I don’t know. Maybe you guys should opine and answer Jeff’s question because you actually interact with people at all different levels within the organization and your own teams.

Ben Dunham:

I’ll take a stab at that and pass it over to Chandler.

But I think the big thing is like we talked about earlier, what this company has been through. And so 2019, where are you going forward towards an IPO, or everyone was very excited at that point in time about the prospects of what was happening, obviously the implosion as Sandeep put it, which I think was an accurate statement at that point in time, change over in management and cash crunch, and then starting this turnaround and then having a pandemic hit. And so you think about all these things coming together. I can’t think of a company that’s been through that much in a 12 to 18 month period of time. And so I think that’s kind of the starting place. And at the same time, you’ve got all these cost reductions, getting the company back online and seeing this turnaround take shape.

Ben Dunham:

And so the people that are with us today have gone through a lot to get to where we are today. And to be honest, I think the excitement kind of came as we started seeing the turn around and we started moving towards this path to profitability, knowing that, hey, this great thing that we’ve been developing is moving on the right path again. But obviously going forward, with getting the investors that we have behind us, that’s been a real good step in the right direction for the company to feel like, hey, all these things that we’ve done are really panning out. And I think the rallying cry has really been, this could be the greatest turnaround of our time from a business standpoint. And I think the company has really gotten behind that. And they’re seeing the light at the end of the tunnel where we’re headed, seeing the momentum pick up.

Ben Dunham:

And there’s just a tremendous amount of excitement around where we’ve come from and knowing where we still have a lot of work to do, but we’ve made a lot of progress. And there’s a lot of excitement about getting to where we want to go. And I thank Sandeep, to his credit, he spent, in the middle of all these things, filing our S4, doing this turnaround, last week with the leadership team, we spent two days focused on culture and how we’re rolling out these principles and concepts.

Ben Dunham:

I typically spend two days focused on culture and how we’re rolling out these principles and concepts to a very young organization still, and making sure that we’re building that culture to be very sustainable, to not just be at the leadership team level, but also trading through the entire organization. So I think, you know, when you’ve mentioned culture, it’s definitely not a side comment. And he spends a lot of time focused on that throughout this, around while doing all the cost cutting and reduction. So I think that’s a really true statement and something that we’re really focused on as we move forward. But yeah, I think that the key thing is that we really see this as a point in time where we’re making great progress, moving in the right direction to have a strong rallying cry around where we want to go.

Chandler Salisbury

You covered everything. And really all of this is so important to preserve all of this and continue to push as a company. When you have management leading by example, which is something we haven’t had in the past. To see the entire C-Suite in here, Sandeep and everyone in here from well before when the young people get in to way later, well it’s incredibly important to see that. And I think drives people incrementally towards that end.

Jamie Feldman

Thank you. Maybe sticking with Ben for a moment here, can you talk a little bit about the financial plan for the company? The planned recapitalization and just how you think about, uh, the liquidity needs going forward and how long you can last here.

Ben Dunham

Yeah, absolutely. So when you think about kind of where we started this process off, it really was that we had the liquidity that we felt we needed to move forward, but we had really expensive debt in the last $1.1 billion from SoftBank and before at 12 and a half percent interest rates. So this kind of started off with us thinking about alternatives to how we reduce that cost from an interest perspective. And so we started that back in November, December timeframe and talked about growth capital was subject to potential investors and that kind of moved into SPACs reaching out to us and not something that we were really searching out to go public as soon.

Ben Dunham:

But from that standpoint, I definitely saw an opportunity, especially with the partners that Sandeep had been connected with to be able to define something that was really special with Vivek, with BowX, obviously with the anchor investors like Starwood and Insight and others. So I think from that standpoint I felt that that was a great opportunity. When you think about liquidity, I think we saw this is actually one of the benefits, is that we’ve set, as you saw, to go get an additional 500 billion in the pipe. Obviously that was oversubscribed, we got about $800 million. And so you feel really good for the standpoint of where we’re headed. We ended the year last year with $2.9 billion in liquidity. This was meant to replace that $1.1B with additional liquidity, but it’s in the right direction and having a lower cost move, move a lot of that to equity.

Ben Dunham:

And obviously that was over-subscribed to that standpoint. We see this being a great opportunity for us to, to make sure we have plenty of capital to get through this, this turnaround and put ourselves on track to getting to profitability, which, by Q4 this year, we’re getting towards that positive EBITDA perspective. So that way we can continue to actually start self-funding our own growth as we move forward.

Sandeep Mathrani:

I would just add to that the anticipation of the $1.3 billion in the SPAC and the PIPE and the additional $550 billion, some from SoftBank as a result of the SPAC contract, that’s $1.85 billion. We don’t anticipate touching that. During the course of the year, we have additional liquidity, which was the original $2.2 billion that SoftBank has given us to carry us through 2021 where by the end of the year we would become EBITDA positive.

Sandeep Mathrani:

We look at this entire capital to be growth capital so that would make it last into 2022 and beyond. I mean, we’d like to continue to grow. We have enough liquidity to do that. So we feel that this is all growth equity. But again, the reason we raised it, as you before mentioned was the lower cost capital but also to actually de-risk ourselves should the pandemic have lasted longer. Gives us again enough runway. But it seems to be that we’re not in a good place.

Jamie Feldman

I guess, as you think about preserving capital, you know, what will be different in your space build outs going forward, your negotiations with landlords? How do you, how do you think economics for your different locations will, will be different going forward as you invest? I know you had mentioned before, partnerships and management agreements. Can you talk more about that as a part of your business model?

Sandeep Mathrani:

I still again take you back to, I think flexibility is going to be a large part of the business, whether it’s, uh, you know, whether it’s WeWork branded or non branded, it has to be at scale. I think, we will see that the larger landlords will start to pivot from flexibility the way it’s been seen today, which is this sort of 25,000 and 35,000 square feet built suites and the smaller prototypes to the 50 to 100,000 square feet located to cater to more enterprise clients.

Sandeep Mathrani:

And so the way we, the way we look at it is we would have WeWork branded a flexible space that could be in the traditional sense, the way we’ve done it now, which is you take longer term leases. We will probably do a third of our growth in the traditional sense. Although I do think that most of our growth comes through management agreements, through participation, transactions or joint ventures. When I was at GGP and then Brookfield, I asked if I could invest in, at GGP, in Industrious, ironically. We did five deals, might be more, I can’t remember. And essentially I did all management agreements was I knew that the trade off was to buy wholesale and sell retail, but the Delta between wholesale and retail goes to the flex provider, so they can make an arbitrage.

Sandeep Mathrani:

I’m happy with a below market rent lease, or do I participate with them in some form or fashion, and effectively be able to capture that retail directly? And the way I looked at life was, the downside was all mine as a landlord. If they did well, they made the arbitrage. If they did badly, you hope to get the wholesale number, So why not take the, the, the risk of them doing well and being able to write that. So literally I did all my deals as participation deals. So I see the value in it because I’ve been a landlord my whole life. So if you believe in the brand, you believe in the platform, which is we really have built a pretty impressive technology platform to service 850 locations. The way we do SMB leases, it’s pretty amazing at the top of the funnel.

Sandeep Mathrani:

So I do think that we’re not going to be beholden to a flexible space being WeWork branded. If Atlanta would like to brand it their own brand, but they obviously need a platform to operate it, do design, to build, provide our Community. Anthony showed you our community, which is some of the special sauce of this company. When you think about it you know, SMB business, less than 49% business, it really doesn’t come from the brokerage community. That less than 49% business really comes from the WeWork brand. And the WeWork marketing machine. Brokers are great partners but they, they play with us in that sort of 50 person and 5,000 square feet and above for the most part business.

Sandeep Mathrani:

So we want to be able to actually long term be able to provide that platform. And if the value of the brand is good, which I think it is, then you would be WeWork branded, if you so choose. And if you would like to have your own brand that’s okay too. And we would just from behind be like Marriot, and service your needs from behind. So we’re pretty excited. We’re doing a few of that with two landlords now. And I think as flexible office space because more and more part of every landlord sort of portfolio, they may want to build their own brands within their portfolio which is fine, we’re happy to just provide the services behind. So two-thirds comes from asset light, joint ventures, and franchises and one third comes traditionally.

Jamie Feldman:

It’s an interesting concept with the landlords. And how do you think landlords are, just thinking about the competitive landscape, how do you think landlords are changing their approach to this business coming out of the pandemic? And I’m also curious to hear your thoughts, thoughts with the brokerage firms starting to acquire some of your competitors, how that’s going to change the landscape.

Sandeep Mathrani:

I’m a big person who believes in partnership. I think we should all be on the same side of the equation, versus the opposite sides of the equation. I think once the thesis has been proven as we come out of the pandemic, that WeWork is 80% occupied, 65% of their business was enterprise and that the enterprise guys took an average of 60,000 square feet in new purchases. Then I think the thesis will be that up to that point, landlords were happy to have you take that risk and do it, not really appreciating how big that scale could get. And when the customer makes more and more demands, they want flexible space, and obviously you have to build out a space that could be utilized, um, you know, first generation, second generation, third generation, so that it’s affordable.

Sandeep Mathrani:

I think landlords will start to pivot and do a lot more of it, either themselves or hire companies like us to do it with their brand or hire companies like it has to do with our brand. So I think that evolution happens. It is going to get disrupted much faster than we actually think. And this is an industry that hasn’t been disrupted for years. It’s a $17 trillion asset-based industry that has not been disrupted. I think it’s ripe now for that level of disruption. And I think the landlords understand it. And are literally sitting back and watching. Some of them already started doing it, their own flex, but they’re doing it at a different scale, but I think the scale needs to get much larger.

Sandeep Mathrani:

Like I said, I would like nothing more than to just be their operator of all the spaces. I don’t necessarily need to own it. I don’t need to compete with them, they might as well use the brand that we built. So that’s sort of one aspect.

You were talking about the brokerage community. Look they actually speak highly about the fact that they believe flexibility is the future. They also have to take it to the next step. Up to this point, they’ve all their reports say, flexibility will grow. They’ve put their money where their mouth is. They’ve invested in Industrious, CBRE has, and Newmark has invested in Knotel. So the next step is going to be can they actually, you know, convince their landlords to also, uh, you know, have them do it at scale. Not that 25 to 35,000 square feet space, but a hundred thousand square feet space.

And I do believe that they invented the space because they need another competitive edge, another value proposition to the landlord community on what services they provide and how they can monetize those buildings versus the traditional, I’m just an asset manager. So, you know, it is, I can provide you something else. I can provide you with that flexibility. I know how to operate like a flex provider and flex is needed in every building. And it is an amenity we can provide your building. So we actually think it’s a tremendous positive and actually a boost to our business because proving the value proposition that this is here to stay.

Jamie Feldman:

If you think about how the business or the industry has evolved over the last decade or so, I mean, you kind of had niche players. Industrious being more of the meeting space provider, and Convene. Do you see WeWork, you know, going across the entire continuum, or do you think you have a real distinct segment in the market where you can expand?

Sandeep Mathrani:

Yeah, I think we want to stick to our segment, right? We want to get to 65% enterprise, 35% SMB. And the reason we want to get to 65% enterprises, essentially, we want to match our break even to good credit, so effectively, should they be paid another downturn. Enterprise clients are, like I said, they’re probably 22 months average lease term and actually increasing. That means obviously the income will be sticky and you can navigate a recession.

Sandeep Mathrani:

I think if we can sort of stick to that niche for us, the 50 to 75,000 square feet enterprise client. We’ve carved a space out for ourselves. I like the fact that, Hey, when you go to a hotel, you have a range. I do go to the St. Regis or you can go to a Motel 6. There is a range. You want to make sure that you capture the range. And I think if we can carve out a niche for ourselves where we play, 80% of that space and 20% we do [break], that’s a better place to be. I think for all, you know? I’m a big believer that the tide raises all boats, right?

Sandeep Mathrani:

So effectively you want to make sure that you are carving out a niche for yourself and you’re playing in such a specific space. That’s what we want to do it, which is why we think we can be a lot more aligned with the landlord community and be able to hopefully service their needs for full flexibility.

Ben Dunham:

And that 24 months is a really important piece there because it ties back to our liability, right? Economic liability. We have these, we have 10 to 15 year leases, but we’ve proven through the pandemic that when we need to exit a lease and we can do so based on our securitization. So it’s really about a year to two years on average. We’ve been able to prove we can get out for that termination cost by working with the landlords. And so having our average enterprise client in 24 months winds up very nicely to our economic liability and helps to derisk the business.

Elvis Rodriguez:

Thank you. That, that actually leads nicely into a client question. Again, just to remind people, you could email us, uh, Bloomberg chat us or use the raise the hand feature.

Elvis Rodriguez:

We have one investor asking, um, when negotiating and maybe a one time penalty with landlords to get out of long-term leases, are you currently locked in as WeWork tries to rightsize its footprint? And for example, you occupied a vast majority of an office building located in Boston, which is a conduit CMBS surface. Reports say WeWork vacated without paying March rent and the landlord is pursuing legal recourse.

Sandeep Mathrani:

So we have negotiated 250 deals and I can count on one hand where we’re having any legal issues. Effectively we have generally,d and not just generally, we have paid to exit our leases and we’ve paid based on the security of our leases.

Sandeep Mathrani:

That’s what Ben was trying to get at. So if you’ve got a 10 or 15 year lease between the letter of credit and the corporate guarantee, it could be a year to two years of obligation. And we’ve been able to exit our leases by writing checks to landlords to exit based upon our security. So in every case where we’ve exited a transaction, we will write a check to exit based upon the guarantee on the lease.

Elvis Rodriguez:

We have, uh, another question that came in. What are the benefits and disadvantages of having the direct leases, individual LLC per location versus shared management agreement structures with landlords?

Sandeep Mathrani:

So the individual leases are actually the largest risk, the highest risk for us and the largest revenue driver for us. Effectively, we put them into an LLC to limit the guarantee of that lease against the parent company. So essentially that’s what we’re trying to get at earlier. And the company did all LLCs, and by the way, this is not unique. I mean, if you think about it every owner of real estate, if you want an office building or a shopping center, they’re all bought in an LLC. When you go out and get a CMBS loan, you’re only looking at the underlying asset of an LLC. You don’t look at the mothership company. So there’s no difference in what we’re doing and what every other landlord also does on their own mortgages, which are generally held in an LLC. And then doing that is to protect the mothership, if that one asset was taken over in a CMBS loan.

Sandeep Mathrani:

So effectively, there’s no differentiation between limiting our liability, as landlords limit with their own liabilities in the loan structure. When you do a management agreement, again, there is no guaranteed income. So the trade off that the landlord looks at is in this case at least I’m getting some, even if it’s a year or two years rent, you’re getting some guarantee. I am getting a discount in rent, versus in Case Two, there’s no guaranteed stream of income. However, if I do believe in the business model then I should collect the higher revenue. Like I said, when I was at GGP/Brookfield, I was a believer of the latter, not the former.

Sandeep Mathrani:

But again, that’s the trade off that landlords will look at. Do they want a year or two year guaranteed income in a discounted rent, or do they believe there’s an upside of the business? Look this is over a period of time. I always remind people, and I go back looking at everything in terms of my retail experience. And I can tell you that essentially in several businesses, on the retail side, we used to do percentage rent deals. A percentage of revenue. And everyone would ask, how do you monetize? How do you finance, since this is not a guarantee? And once you build enough of a track record - five years, seven years- and you prove that thesis, or what that percentage rent number is, when the banks give you a hundred cents on the dollar of value or 80 cents, they start to value that as, as part of the business, right?

Sandeep Mathrani:

So similarly here once you prove the thesis that essentially you get a said revenue, I could very well see five years from today or three years from today, buildings that actually have flex could actually have a higher valuation than buildings that don’t have flex. Because that may be the differentiator, that may be the amenity, that gets you a higher rental in the rest of your building. That was the original thesis and can continue being the thesis. So I think we were sitting in this, in this very interesting time where, you know, the world is talking about flexibility and we happened to be the center of that. Every CEO is talking about, I want flexible options. I want an All Access pass.

I want my employees to go to work from anywhere. Now all that could change in 12 to 18 months. So we seem to be sitting right with the wind being behind our backs now. And I think time will tell 12 to 18 months from today, whether the future we have predicted stays the course. And that’s why I sort of sit back and say for the next 12 months, I’m very focused on making sure that our assets are fully occupied and we sort of deliver that free cash flow.

Jamie Feldman:

And another question come in from an investor, just asking about a lockup for SPAC investors. Are you able to talk about how long they’re locked up after that transaction closes? Or if there’s a hard day on the lockup?

Sandeep Mathrani:

I think we said it publicly, it’s 12 months. I mean that’s for BowX investors, the guys who have the warrants, SoftBank, a couple of other big investors and myself.

Elvis Rodriguez:

We have a few incoming all around the same topic, which is a good way to pivot back into some big picture thoughts. Sandeep, you’ve been around office for a long period of time. Everyone’s trying to figure out what’s next for office. Again, very interesting that you came from malls and people are comparing it to malls. And we’ve seen that bifurcation really accelerate the A+ versus B. In fact, Craig and I hosted a call recently where the expert speaker said in the mall sector, it’s like, you know, you almost want 700, $750 and up and nothing below. Which is a very interesting statement given a couple of years ago, we would’ve said $500 and up. Just big picture, what are your thoughts on the office sector? And how long will it take to recover? Because I’m assuming your business will be tied right to just general office demand.

Sandeep Mathrani

So that’s where I would sort of disagree. In the sense that we’re a lead indicator of demand. So if we start to get occupied quickly and demand comes back to us quickly, that just means that people are looking to get back to work and after they feel comfortable, we’ll do long-term leases. So we are sort of the lead indicator of demand. So demand will come to us first before anything else. I say this a little bit in jest, so accept the jest. You know, you always have to look at industries, uh, and say what can disrupt an industry, right?

Sandeep Mathrani:

And I don’t know the answers to any of these questions, but you sort of look at disruptive technology. And I remember in the mall business early in the game, and you may remember this, Jeff, I invested with my peers into a company called Deliv. And we believe that lost part of distribution was the most important part. We believed that you if can buy online and ship from store or buy online and pickup in store, that was going to be the way to at least play in the ecommerce world without being destroyed. And at the time in 2011, 2012 retailers pooh-poohed it. They weren’t prepared for it. And they actually maintained an online platform to sell e-commerce and a bricks and mortar store and they never spoke to each other.

Sandeep Mathrani:

And you couldn’t know what the inventory was one to the other. And as you bought online, you really couldn’t pick it up at the store. And as we watched the pandemic, those who actually decided to merge the two and were able to use their store base as a point of distribution, succeeded. So I often sit back and say: what e-comm was to malls, is what flex is to office? And if you think that the market can go from 3% to 15 -30%, it will for sure change the environment. Same as we saw, e-commerce went from zero, to God knows what it is now, 25% of the market. It was 15% when I left the business, but since gone up. I think it’s gone up 6 points for the pandemic. So maybe it’s 21% now.

Sandeep Mathrani:

So when something can actually grow that much, it may take 10, 15 years to happen but those who adapt to it early will win. Which is why I sit back and say, I know the bigger landlords will start to think flex is important. Will take a million square feet building and say a hundred thousand square feet should be flexed. And those who can do that will start to be part of disruption. And so I do think there’s a lot of similarities between e-comm and malls and flex and office. The jury’s out, time will tell. But I can tell you that we’re a lead indicator. I can tell you that the leasing we did in the first quarter, when you hear next week, will actually turn a lot of heads. I don’t think there’s another operator that leased as much square footage as we did in the first quarter.

Elvis Rodriguez:

I mean, just to ask, is it possible that in thinking about your comments, why does it have to be a leading indicator? Could just be that you are running a different business, let’s say than where you previously worked at Vornado? Or are you saying that again, you’re seeing a pickup demand and you do think that the Vornado’s, SL Greens, will start to see a pickup because, we have a fairly cautious view on office in general.

Sandeep Mathrani

Again, I’ll go back to my mall analogy, since you decided to go down that path a little bit. E-commerce was the lead indicator that consumers were back to spending. And as we came out of the pandemic, we are starting to see traffic in the stores, right? I mean, a good amount of traffic. Now you may have lost some traffic maybe permanently, but you’re starting to see traffic build back up. So similarly here we will be a lead indicator.

[BREAK]

Sandeep Mathrani:

And if you want to call them secondary cities, I think those for us are hugely occupied. There’s Bellevue, Washington, Nashville, Tennessee, Charlotte, North Carolina, Miami. Those markets came back in a roaring fashion. We are back after only 60 days to that mature stability of 80 plus percent occupancy in the markets, which is pretty incredible.

Jamie Feldman:

And you seeing net effective rent start to rise anywhere?

Sandeep Mathrani:

Again, a beautiful thing about us is we provide a turnkey. We spent the money provided the turnkey solution. So we don’t have to worry much about the amortization of the tenant allowances. And the other aspect is we are very short term providers, so the aspect of providing free rent really doesn’t come into play that much. You’ll be surprised, what used to take us se to 120 days from an enterprise client from the time we’d started a negotiation and signed an agreement, has now gone down 30 days. So they are very need-based. They want their people in this space tomorrow and that’s what is driving the speed of execution. We know the numbers on net effective rent, and if I was to do it apples to apples, it’s down 5%, so it’s not, not a lot.

Jamie Feldman:

And when you’re talking to the enterprise users that maybe want to expand their use with you, what signals are you getting about distributing workforces, whether it’s, you know, more suburban satellite, more people in more places. I know when we talked to our firm, they’re always thinking about that; new division in a new location that makes more sense for a WeWork type build out. Would you say there’s specific trends from some of the larger companies that do show a difference here?

Sandeep Mathrani:

Again I go back to where’s the scale. I’ll give this to you anecdotally with, when I say anecdotally it’s the real life example. There’s a company that decided that they would effectively allow their company colleagues to work from anywhere. Very large, tech based company, employees can work from anywhere. So they came to us and said, Hey, these are the 30 locations where WeWork is not there that we want to have a presence. Uh, and I said, okay, great. Do you know? Cause see, we can find player and you can come through a common billing systems through us. Oh, by the way, how many people are in these 30 geographies? Oh, one or two people.

Sandeep Mathrani:

So I think people are getting very confused as to the size and scale of what the community wants and then the reality. One or two people in 10,000 people, that is, 60 people who want to go to different locations away from their core markets is not a lot. I think Owen Thomas gave some great, I was on a panel with him the other day and he gives some really good statistics. He said, if you actually look at the number of people leaving a certain area, they may be moving outside a certain zip code, or they’re not moving to a different state. If you’re in San Francisco, you’re moving to Marin County. If you’re in New York and they moved to Connecticut, right.

Sandeep Mathrani:

But you’re not leaving the core New York metropolitan area. He has some great statistics on that. So effectively I would sit back and say, yeah, you are seeing people go to secondary markets, but those markets were already pinpointed for growth. So when you heard Apple announced a move into Raleigh, Durham Research Triangle Park and they built the RDU airport 20 plus years ago, because that was always meant to be the growth area for tech. Look at Nashville. Nashville has been in the making for over a decade, right. Didn’t happen overnight. There’s Charlotte. Charlotte should have actually taken off ahead of Nashville. But it didn’t Nashville came and took over but now Charlotte has come back on the rise.

Sandeep Mathrani:

So when you look at these secondary cities you need to build an infrastructure. Like I mentioned earlier, roads, highways, schools, office buildings, you know, hospitals. You need to build that infrastructure to support it at scale. That’s why I said, you’re going to find another half a dozen, areas that will prop up. But they will already, in my view, on their way up. Miami was already arising. It wasn’t like it woke up all of a sudden as if they rose. And then there was this huge, where there is momentum to do it. But again, it has to be at scale. So I think it’ll happen in secondary markets, but it’s a five to 10 year evolution. And that’s, if the governments in those areas continue spending money on infrastructure development. So I still take the biggest cities, they may have a slow deterioration depending on what we do for infrastructure services and safety, in those cities. But I don’t think the evolution is as dramatic as people say, you know, Annapolis, I go to Raleigh, Durham, I’m going to spend all this money. That’s a decade long thing.

Jamie Feldman

What about suburban satellites specifically?

Sandeep Mathrani:

I’m not sure it’s really for us because again, whatever you want to cater to, and do we want to cater to that in one person, 2%, 5% office, and does not want to be our business? Or do we want to create with enterprise? I think we can create affiliations with local operators. lease appreciate that their are 5,000 mom and pop flex providers in America, five thousand. I can find a decent flex provider in Tulsa, Oklahoma. And they will be very happy to come on to the WeWork platform and for me to be able to be affiliate with them. So I think it’s an easier way for us to provide our enterprise clients and solutions in smaller markets, by creating affiliations rather than trying to open a 10,000 square feet which is not really our core business.

Jamie Feldman

Do you do that now?

Sandeep Mathrani:

Partnerships with others, we do. We do. We have an All Access product, as I mentioned to you, which is a digitization, it’s a black card. You can also do it on demand as a matter of fact. Many enterprise clients today have their employees buy them and they reimburse them. They have their employees go On Demand and reimburse them. If you want to win an All Access contract with a large enterprise client, they will give you locations where you may not have a location. So then what we do is we’ll find an affiliation. They booked through us, they build through us, we negotiate price. It’s a seamless experience for them in all these locations.

Analyst:

Sandeep, but I have a follow up from a client who was asking, so net effective rents may not, you know, sort of hurt you day to day. But they do either help or hinder you when you’re signing new leases with landlords? And then more importantly, when the enterprise clients are signing leases with you, or you sign those leases today at the same prices that you were a year ago, are you charging more, you’re charging less? So within your own business, how has that changed?

Sandeep Mathrani:

So within our own businesses, I mentioned our rents have come down 5% on average. With our membership. The other side of the question is, should we go back into the business of renting space, long term. Then we become a tenant, right? So we’ll hopefully have the same advantage as any of the tenants would. And it may be a good time really for us to be in the business. But we actually think that the right thing to do is to have a conversation with the landlords of the importance of flexibility and actually be their partners. We can maybe a solution to create a win-win, instead of trying to create a longer lease at a very discounted rate. With us actually there’s is an ability for them do to get to that market rent very fast. If you’re my partner, unlike doing a direct deal with a tenant for 10 years, or giving away 10 years of discounted rent, maybe, with me, since we also, you know, it’s like, do you want to be a partner of a hotel operator or residential operator, or do you want to just do a ground lease, uh, and be done?

Sandeep Mathrani:

So I think some of the landlords, a lot of them are going to sit back and say, you know, you’re right. You know, the demand’s going to come back we’re not giving away the store for a long time. For a hundred thousand square feet, we should do flex so they’ll come back and, you know, you guys can operate the business and we perate the remaining 90% of the business, and eventually, you know, their rent bounce back. It’s bouncing back in a shorter time. Two years is much greater. We want to be their partner.

Jamie Feldman:

So I know we, we saw the raise your hand function. So if there’s any other topics that we didn’t get to, that anyone wants to ask, please feel free to chime in. Okay. Maybe with a little bit of time we have left. Uh, Oh, I’m sorry. It looks like, uh, there’s a question from Lloyd Jane and Honeycomb.

Analyst:

Okay. Sounds good. I mean, Hey Sandeep, thanks for the time. Um, I had a question on SG&A in the locations where you’ve started to see occupancy come back. Have you been able to maintain your OpEx following your op-ex reduction efforts? Just curious what you’ve seen from SG&A?

Sandeep Mathrani:

I’ll separate the two, right. SG&A is just corporate level. So that answer’s yes, because it’s designed to service our entire existing portfolio. So the SG&A will maintain the cuts until we go beyond the 800 buildings we have. At the property level, what we’re seeing so far, is it when you get back to stabilization, in our underwriting we’ve taken that 15% of the savings will be given back, but it’s more like 25% now, so we’re doing slightly better than what our assumptions were.

Analyst:

Okay. And on occupancy rates, could you remind us just what you were expecting in terms of the trajectory and the recovery for the, for the balance of the year?

Sandeep Mathrani:

You’re getting a 65, 70% occupancy by the end of the year. We were at, just to give you a perspective, we were at 66% occupancy, Q1 of 2020, at which moment in time we did $1B dollars in revenue. Which is exactly what we’re heading towards.

Analyst:

Okay. Gotcha. Alrighty, thank you.

Jamie Feldman

I think we also had a question from [name]. You might have to go ahead.

Analyst:

Yes. Thank you. Thanks for taking the time everyone for doing this. I had a question, a little more granular question. What percentage of the portfolio are legal tenants and is that a growing portion of the portfolio?

Sandeep Mathrani:

It’s just very small. I can probably count on both my hands the legal firms that are tenants at scale. And by the way, you may have a lobbyist in Washington DC, but I use that more like a lobbyist than a legal tenant taking a space at scale. Very, very few.

Analyst:

Then what about other service related office users? Have you seen growth there?

Sandeep Mathrani:

I mean, again, every other office user, whether it be management consulting, accounting, tech services, they’re all growing. I only smile because you asked about legal services because they still feel they need to operate in their older environment. I know half a dozen or so legal firms, but barring that, you know, every other service provider, whether it be all the, all the four big four accounting firms that are our clients. Every other service category is our clients at scale.

Analyst:

Great. Thank you.

Jamie Feldman:

Any other questions from the group? If so, just please raise your hand, hit the, raise your hand button.

Jamie Feldman:

I can just ask kind of a bigger picture question. With all the things swirling around out there and where we’ve got the government spending a historic amount of money, we’re starting to see inflation kick in. The labor market is very tight. I’m just curious as you think about the economy, you know, what concerns you most and what gives you the most confidence in.

Sandeep Mathrani:

What concerns me most is another variant that halts us in our tracks. Look, see what happened in India. They thought they combated it and it didn’t turn out that way. Although I do think that, the U S and the UK are different. I do think that we know we’ve turned the corner, but that’s the thing that concerns me. You know, barring that I think the wind is strongly behind our back. Actually, people would tell you for real estate, inflation is not a bad thing.May increase your cost of borrowing, but I think all of us would trade increasing costs where you can charge more rent to be more valuable. So inflation is not necessarily a bad thing.

Sandeep Mathrani:

As long as it’s measured inflation. The industry has grown in spite of lack of inflation. Rents have grown in spite of inflation. So I don’t think it’s a bad thing. I would sit back and say that look I’m a big fan of infrastructure spending. Not that I need to go down a political hole but you know, but regardless of the side you’re on in politics, infrastructure is a very good thing. The trickle effect of infrastructure is tremendous. If it would be to spend $2 trillion in infrastructure, the trickle down effect could be about $6 trillion on the US economy. And the country needs it. So I think that kind of spending would be obviously great for everyone’s business, uh, across the spectrum, including ours.

Jamie Feldman:

Okay. You’re sitting in New York City right now. What are your thoughts about the comeback of New York City? What concerns you there? And there’s a lot of talk about crime and homelessness as real concerns for employers, do you think that stuff’s going to fix itself?

Sandeep Mathrani:

I don’t think anything fixes itself, in a sense that I think it needs a strong government to fix it. You know, we need to show the strategy, you know, the strength of police and I think crime is the biggest issue, to be honest with you. I walk from my apartment, which is about 40 blocks North of here. And I walked through some neighbors that are not necessarily innocent. And, you know, I think it’s a little exaggerated on the homelessness front but I will say it is an issue that needs to be tackled, both in reality and in perception. And sometimes perception becomes reality. So I think we need to really address crime. It’s the most important issue. If people feel safe, the city bounces back, the city has a lot of virtues. But I think crime is the one that needs to be tackled. When people start to come back, then you just start to feel safe. And the faster they come back and the faster the streets get crowded, and then crime will be just an inverse proportion, right.

Jamie Feldman:

Okay. Thank you. So, as we wrap up here, if you could just provide, what do you think will be the biggest surprise to the market over the next 12 months, and then any, any kind of wrap up thoughts you might have.

Sandeep Mathrani:

Because we didn’t cover the biggest surprise? Hope this will leave a positive surprise and maybe the biggest surprise would be the comeback? I think every other aspect, will be back. But I think the biggest surprise, if it could be a positive surprise would be business travel to work being back to some sense of normalcy over the next 12 months. And the last aspect I would sit back and say, just again if the landlord told me the other day, he said, “Sandeep, what are you going to do? You’ve never had wind behind your back. You always have always had a headwind your entire life.” And I said to the landlord, I said, it’d be a nice change. And I would glady accept wind behind my back. So hopefully, from his mouth to God’s ears, flexibility is the name of the game and our business continues to thrive and be a leading indicator for the office sector as a whole to come back to some sort of normalcy from the last 12 months.

Jamie Feldman:

Great. Thank you. Well, Sandeep, it’s very nice to see you again. Ben, Chandler, thank you guys very much for taking the time to speak with us today and on behalf of our team we want to thank you everyone for joining us. And as a reminder, we have our New York City Deep Dive kicking off tomorrow morning at 9:00 AM for the next meeting with Scott Rechler. So please, please join us then. Thanks everyone for your time. Thanks for everything. Thanks, God bless. Thank you very much. Good to see you.

Additional Information and Where to Find It

This communication relates to a proposed transaction between WeWork Inc. (the “Company”) and BowX Acquisition Corp. (“BowX”). This communication is not a proxy statement or solicitation of a proxy, consent or authorization with respect to any securities or in respect of the potential transaction and shall not constitute an offer to sell or a solicitation of an offer to buy the securities of the Company, the combined company or BowX, nor shall there be any sale of any such securities in any state or jurisdiction in which such offer, solicitation, or sale would be unlawful prior to registration or qualification under the securities laws of such state or jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of the Securities Act of 1933, as amended. BowX intends to file a registration statement on Form S 4 with the Securities and Exchange Commission (the “SEC”), which will include a document that serves as a prospectus and proxy statement of BowX, referred to as a proxy statement/prospectus. A proxy statement/prospectus will be sent to all BowX shareholders. BowX also will file other documents regarding the proposed transaction with the SEC. Before making any voting decision, investors and security holders of BowX are urged to read the registration statement, the proxy statement/prospectus and all other relevant documents filed or that will be filed with the SEC in connection with the proposed transaction as they become available because they will contain important information about the proposed transaction.

Investors and security holders will be able to obtain free copies of the registration statement, the proxy statement/prospectus and all other relevant documents filed or that will be filed with the SEC by BowX through the website maintained by the SEC at www.sec.gov.

Participants in the Solicitation

BowX and its directors and executive officers may be deemed to be participants in the solicitation of proxies from BowX’s shareholders in connection with the proposed transaction. A list of the names of the directors and executive officers of BowX and information regarding their interests in the business combination is set forth in BowX’s registration statement on Form S-1 (Registration No. 333-239941) originally filed with the SEC on July 17, 2020. Additional information regarding the interests of such persons and other persons who may be deemed participants in the solicitation will be contained in the registration statement and the proxy statement/prospectus when available. You may obtain free copies of these documents as described in the preceding paragraph.

Cautionary Statement Regarding Forward-Looking Statements

Certain statements made in this communication are “forward looking statements” within the meaning of the “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995. Such “forward-looking statements” with respect to the proposed transaction between the Company and BowX include statements regarding the benefits of the transaction, the anticipated timing of the transaction and the products and markets of the Company. These forward-looking statements generally are identified by the words “believe,” “project,” “expect,” “anticipate,” “estimate,” “intend,” “strategy,” “future,” “opportunity,” “plan,” “may,” “should,” “will,” “would,” “will be,” “will continue,” “will likely result,” and similar expressions. Forward-looking statements are predictions, projections and other statements about future events that are based on current expectations and assumptions and, as a result, are subject to risks and uncertainties. Many factors could cause actual future events to differ materially from the forward-looking statements in this communication, including but not limited to: (i) the risk that the transaction may not be completed in a timely manner or at all, which may adversely affect the price of BowX’s securities, (ii) the risk that the transaction may not be completed by BowX’s business combination deadline and the potential failure to obtain an extension of the business combination deadline if sought by BowX, (iii) the failure to satisfy the conditions to the consummation of the transaction, including the adoption of the Merger Agreement by the shareholders of BowX, the satisfaction of the minimum amount in the trust account following redemptions by BowX’s public shareholders and the receipt of certain governmental and regulatory approvals, (iv) the lack of a third party valuation in determining whether or not to pursue the proposed transaction, (v) the inability to complete the PIPE investment, (vi) the occurrence of any event, change or other circumstance that could give rise to the termination of the Merger Agreement, (vii) the effect of the announcement or pendency of the transaction on the Company’s business relationships, operating results, and business generally, (viii) risks that the proposed transaction disrupts current plans and operations of the Company and potential difficulties in Company employee retention as a result of the transaction, (ix) the outcome of any legal proceedings that may be instituted against the Company or against BowX related to the Merger Agreement or the proposed transaction, (x) the ability to maintain the listing of BowX’s securities on a national securities exchange, (xi) the price of BowX’s securities may be volatile due to a variety of factors, including changes in the competitive and regulated industries in which BowX plans to operate or the Company operates, variations in operating performance across competitors, changes in laws and regulations affecting BowX’s or the Company’s business, the Company’s inability to implement its business plan or meet or exceed its financial projections and changes in the combined capital structure, (xii) changes in general economic conditions, including as a result of the COVID-19 pandemic, and (xiii) the ability to implement business plans, forecasts, and other expectations after the completion of the proposed transaction, and identify and realize additional opportunities. The foregoing list of factors is not exhaustive. You should carefully consider the foregoing factors and the other risks and uncertainties described in the registration statement on Form S-4 discussed above, the proxy statement/prospectus and other documents filed or that may be filed by BowX from time to time with the SEC. These filings identify and address other important risks and uncertainties that could cause actual events and results to differ materially from those contained in the forward-looking statements. Forward-looking statements speak only as of the date they are made. Readers are cautioned not to put undue reliance on forward-looking statements, and the Company and BowX assume no obligation and do not intend to update or revise these forward-looking statements, whether as a result of new information, future events, or otherwise. Neither the Company nor BowX gives any assurance that either the Company or BowX, or the combined company, will achieve its expectations.